Exhibit 99.1

Alexco Files Preliminary Shelf Prospectus and Registration Statement to Renew Existing Shelf Prospectus

VANCOUVER, Aug. 24, 2018 /CNW/ - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) ("Alexco" or the "Company") announced today that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System to replace the Company's short form base shelf prospectus dated July 29, 2016, which will cease to be effective as of August 29, 2018.

The shelf prospectus filings, when final, will allow Alexco to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period that the final short form base shelf prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments. Information regarding the use of proceeds from a sale of such securities will be included in the applicable prospectus supplement.

The Registration Statement has been filed with the SEC, but has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. After the Registration Statement becomes effective, a copy of the Registration Statement and a copy of the preliminary short form base shelf prospectus, and copies of the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained by request to the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888.

If any securities are offered under the Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Alexco at the above address.

About Alexco

Alexco Resource Corp. owns the high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco published an updated Preliminary Economic Assessment in March 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning any shelf prospectus supplements that may be filed, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the preliminary short form base shelf prospectus, the final short form base shelf prospectus, any shelf prospectus supplements and any related shelf prospectus filings. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the shelf prospectus supplement filings; risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the any shelf prospectus filings and related offerings will be obtained in a timely fashion, that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2018/24/c2399.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 16:50e 24-AUG-18